# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Optex Systems Holdings Inc, CIK 0001397016
CUSIP: 68384X209
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1420 PRESIDENTIAL DRIVE, RICHARDSON, Texas (TX), 75081
Date of event which requires filing of this statement: 06/23/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001706226

## Reporting persons
- Galileo Partners, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 330,000; sole dispositive power 330,000; aggregate amount beneficially owned 330,000 (4.8% of the class)

## Item 1. Issuer
Name of issuer: Optex Systems Holdings Inc
Address of issuer's principal executive offices: 1420 PRESIDENTIAL DRIVE, RICHARDSON, TEXAS, 75081.

## Item 2. Person Filing
Name of person filing: Galileo Partners, LLC
Address of principal business office or, if none, residence:
4500 Park Granada,
Suite 202
Calabasas, CA 91302
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 330000
Percent of class: 4.8
Sole power to vote or to direct the vote: 330000
Sole power to dispose or to direct the disposition: 330000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Galileo Partners, LLC: Ryan OConnell, Chief Operating Officer (07/11/2025)